

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

February 24, 2011

Mr. Kwok Leung Lee
President
Green Dragon Wood Products, Inc.
Unit 312, 3rd Floor, New East Ocean Centre
9 Science Museum Road
Kowloon, Hong Kong

> **Re:** **Green Dragon Wood Products, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed July 14, 2010**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 0-53379**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2010

Business, page 4

Our Business, page 5
Principal Products, page 6

1.   In the last sentence of this section, you state, "Green Dragon does not assume any risk for the condition of the product upon arrival at the client's location." This statement appears to conflict with your statement in the next paragraph, "Our finished products that are shipped by container on cargo ships are sent FOB ('freight-on-board') destination." Please revise your disclosure accordingly in future filings.

Competition, page 6

2.   We note your statement that you "have been gearing up to develop a unique website portal". In future filings, please disclose the status of the development of this portal.

Customers, page 7

3.   We note your statement in the first paragraph concerning the development of new products and expansion into new markets. In future filings, please disclose what types of new products you plan to develop and what types of new markets you plan to break into.

Employees, page 9

4.   Please disclose whether your ten regular employees are full-time employees. Refer to Item 101(h)(4)(xii).

Risk Factors, page 9

Changes in environmental regulations to which we are subject . . . , page 11

5.   The second paragraph of this risk factor appears to conflict with your disclosure in the "Environmental Regulation" section on page 9, which indicates that you are not subject directly to environmental regulations. Please revise your disclosure accordingly in future filings.

We, through our subsidiaries GDI or GDWPCL, may engage in future acquisitions . . . , page 13

6.   You state that you expect the proceeds of any funds raised from investors will be forwarded to HBOP. Please define HBOP in future filings.

Our officers and directors control us through their positions and stock ownership . . . , page 16

7.   You mention the market price of your common stock "as traded on the OTCBB." Please revise this risk factor disclosure in future filings as appropriate. In this regard, we note you state on page 19 that your common stock is not currently quoted or traded on the OTCBB.

Properties, page 18

8.   We note your statement that your lease expires in February 2011. With a view towards future disclosure, please tell us what your plans are upon expiration of this lease.

Market for Registrant's Common Equity, Related Stockholder Matters, . . . , page 19

9.   In future filings, please disclose the symbol under which your common stock is listed on the OTC Bulletin Board.

10.   Please tell us how market information about internet markets and instant messaging business services are relevant to your common stock. In this regard, we note your discussion about such information in the first paragraph of this section.

Management's Discussion and Analysis . . . , page 20

Cautionary Note Regarding Forward-Looking Statements, page 21

11.   Given that the statutory safe harbor you cite is not applicable to penny stock companies,
        you should not refer to Section 27A of the Securities Act of 1933, as amended, or Section
        21E of the Securities Exchange Act of 1934, as amended. In future filings, please revise
        your disclosure accordingly. This comment also applies to your quarterly reports on
        Form 10-Q for the periods ended June 30, 2010, September 30, 2010, and December 31,
        2010.

12.   You state, "We do not undertake any responsibility to publicly release any revisions to
        these forward-looking statements to take into account events or circumstances that occur
        after the date of this report." You make another similar statement in the next sentence.
        These statements do not appear to be consistent with your disclosure obligations. Please
        revise in future filings to clarify that you will update this information to the extent
        required by law. This comment also applies to your quarterly reports on Form 10-Q for
        the periods ended June 30, 2010, September 30, 2010, and December 31, 2010.

Results of Operations, page 22

13.   We note your statement that the decrease in revenue was "primarily attributable to the
        general decrease in demand." In future filings, please describe any known trends or
        uncertainties that have had or that you expect may have such an effect on demand that it
        materially impacts revenue. For example, to the extent you are aware of trends in the
        industries in which your customers operate (e.g., lower demand for furniture in consumer
        markets), you may wish to address them.

General and Administrative, page 23

14.   In future filings, please describe the events that lead to material changes in general and
        administrative expenses. For example, please disclose the reason for the decrease in
        office rental, the reason for the change in doubtful trade debts, etc.

Capital Resources, page 24

15.   In future filings, please disclose the maximum amount available to you to borrow under
        your facility with Shanghai Commercial Bank and the amount outstanding, if any, under
        your facility with Hong Kong and Shanghai Banking Corporation.   In addition, in future
        filings please disclose the material terms and conditions of these and any other
        arrangements that serve as material sources of liquidity for your business. Such terms
        and conditions might include, for example, covenants that restrict your ability to take

certain actions without lender approval (such as sell assets) or covenants that require you
to maintain certain financial ratios.

Controls and Procedures, page 28

Evaluation of Disclosure Controls and Procedures, page 28

16.   You state that your "disclosure controls and procedures are effective to ensure that
        information required to be included in the Company's periodic SEC filings is recorded,
        processed, summarized, and reported within the time periods specified in the SEC rules
        and forms." Please confirm to us, if true, that your disclosure controls and procedures are
        effective to ensure not only that the information required to be included in Exchange Act
        reports is recorded, processed, summarized and reported within the time periods specified
        by the SEC's rules and forms, but also that your disclosure controls and procedures are
        effective in ensuring that this information is accumulated and communicated to
        management, including the chief executive officer and chief financial officer, as
        appropriate, to allow timely decisions regarding required disclosure. Please also comply
        with this comment in future filings. In the alternative, you may simply state that your
        chief executive officer and chief financial officer concluded that your disclosure controls
        and procedures are effective.

17.   We note your statement on page 29 that disclosure controls and procedures can provide
        only reasonable assurance that its objectives will be met. Please confirm to us, if true,
        that your disclosure controls and procedures are effective at that reasonable assurance
        level. Please also comply with this comment in future filings.

Management's Report on Internal Control over Financial Reporting, page 28

18.   We note your definition of internal control over financial reporting appears to be based
        on Rules 13a-15(f) and 15d-15(f) of the Exchange Act. As written, however, your
        definition appears to be incomplete. Please confirm to us, if true, that management's
        conclusion that internal control over financial reporting is effective is based on the entire
        definition of internal control over financial reporting as it appears in Exchange Act Rules
        13a-15(f) and 15d-15(f). Additionally, if you define internal control over financial
        reporting in future Exchange Act filings, please ensure the definition you provide is the
        complete definition as it appears in Exchange Act Rules 13a-15(f) and 15d-15(f).

19.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.
If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

• what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

• what relevant education and ongoing training he or she has had relating to U.S. GAAP;

• the nature of his or her contractual or other relationship to you;

• whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

• about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

• the name and address of the accounting firm or organization;

• the qualifications of their employees who perform the services for your company;

• how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

• how many hours they spent last year performing these services for you; and

• the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

• why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

• how many hours they spent last year performing these services for you; and

• the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

Please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Changes in Internal Controls Over Financial Reporting, page 29

20.   We note your use of the qualifying clause "Except as described above." You are not
        permitted to qualify your disclosure pursuant to Item 308(c) of Regulation S-K in this
        manner. In future filings, if you have changes to report, you must describe them and
        cannot conclude that there were no changes subject to noted exceptions. On the other
        hand, if there are no changes, your disclosure should state as much, without extraneous
        qualifications.

Directors, Executive Officers and Corporate Governance, page 29

21.   We note the descriptions you provide of your directors. In future filings, please revise
        these descriptions to also discuss the specific experience, qualifications, attributes, or
        skills that qualify your directors to serve as such. Additionally, please include disclosure,
        if applicable, of Ms. Law's business experience during the past five years. Refer to Item
        401(e) of Regulation S-K.

Audit Committee Financial Expert, page 30

22.   Please tell us why you do not have an audit committee financial expert. Please also
        comply with this comment in future filings. Refer to Item 407(d)(5)(i)(C) of Regulation
        S-K.

Code of Ethics, page 31

23.   In this section, you undertook to post your code of ethics to your website once
        operational and to set forth in your annual report the manner in which a copy of your
        code of ethics may be requested at no charge. We are unable to locate your code of
        ethics on your website, and we are also unable to locate where in this annual report you
        advise the reader on how to request a copy of the code of ethics at no charge. Please tell
        us how you are addressing this undertaking.

Executive Compensation, page 32

24.   Please clarify for us whether Mei Ling Law also works for the company in addition to
        serving as director. In this regard, we note your statement on page 29 that she is
        responsible for the company's internal affairs. We also note that you include her

compensation in the "Summary Compensation Table" instead of in the "Director's Compensation Table" prescribed by Item 402(r) of Regulation S-K. If Ms. Law only serves as a director, please include her in the appropriate "Director's Compensation Table" in future filings instead of in the "Summary Compensation Table."

Security Ownership of Certain Beneficial Owners . . . , page 33

25.   In future filings, please ensure the information presented in the table on page 34 is accurate. In this regard, we note you disclose Mei Ling Law owns 300,000 shares of your common stock when other disclosures indicate she only owns 30,000 shares of your common stock.

Exhibits, Financial Statements Schedules, page 36

26.   Please tell us what consideration you have given to filing the financing agreement with Tai Wah Timber Factory Limited and its related company, Glory Idea Investment Limited, discussed on page 25, as an exhibit pursuant to Item 601(b)(10) Regulation S-K.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Accounts Receivable and Allowance for Doubtful Accounts, page F-8

27.   We note that a substantial amount of your sales relate to two customers and that you have a significant outstanding account receivable from one of these customers at year end. Please provide us, and expand your accounting policy disclosures in future filings to provide investors, an understanding of the credit and re-payment terms for these two customers.

Revenue Recognition, page F-9

28.   We note that your two significant customers are distributors. We also note that "Dongguan City Hengjielonglong Wood Industries Operations" is both a significant customer and a major supplier of the company. Please tell us, and clarify in future filings, if any of your sales are transacted on a consignment basis and, if applicable, explain to us, and clarify in future filings, your revenue recognition policies for such sales. Also, please explain to us, and clarify in future filings, the specific nature and terms of the transactions with your significant customer and major supplier, including your basis for presenting such transactions on a gross or net basis.

Note 13- Concentrations of Risk, page F-19

29. Please explain to us why the accounts receivable balance for customer A is in excess of total accounts receivable at March 31, 2010. Also, please explain to us, and clarify in future filings, why the balance of accounts receivable from customer A exceeds their fiscal year 2010 revenues.

Form 10-Q for Fiscal Quarter Ended December 31, 2010

Financial Statements

Note 13-Concentrations of Risk, page 16

30.   It appears that the accounts receivable balances for customers A and B have shifted significantly since year end. Please tell us whether customer B in your Form 10-Q was previously customer A in your Form 10-K or whether the accounts receivable balances for customers A and B in your Form 10-Q are misstated. In this regard, it is not clear to us how or why customer B would have a receivable balance of $5.8 million at December 31, 2010 based on revenues of $2.5 million during the nine months then ended. It may be helpful to provide investors with more clarity on the identity of these customers from period to period in future filings.

31. We note the outstanding accounts receivable balance for customer B remains consistently high through the nine months ended December 31, 2010. Please explain to us how you determined that an increase in your allowance for doubtful accounts is not necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 22

32. We note your working capital disclosures indicate you generate cash flows from operations. It appears you have not generated positive cash flows from operations for several periods. It appears your cash flows are ultimately being derived from financing sources. Please modify your disclosures in future filings accordingly.

Evaluation of our Disclosure Controls, page 24

33. Please confirm to us, if true, that your disclosure controls and procedures are effective at the reasonable assurance level. Please also comply with this comment in future filings.

This comment also applies to your quarterly reports on Form 10-Q for the periods ending September 30, 2010 and June 30, 2010.

34.   We note your disclosure indicates there were no changes to your internal control over financial reporting during the "second" fiscal quarter. Please amend your document to update your disclosure.

Legal Proceedings, page 24

35.   We note your statement that the parties involved in the disclosed litigation are due to court for a status update on January 26, 2011. With a view towards future disclosure, please tell us the current status of the legal proceedings including whether the January 26, 2011 court appearance took place.

Exhibit 31.1

36.   Please amend your Form 10-Q to provide the Item 601(b)(31) certification exactly as it appears in Regulation S-K. In this regard, we note you have omitted paragraphs 5(a) and 5(b).

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. You may contact Jessica Dickerson at (202) 551-3749, or Dietrich King at (202) 551-3338 with questions regarding legal comments. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

W. John Cash
Branch Chief